Exhibit 99.1

In the second quarter 2009

19.6% INCREASE IN VIÑA CONCHA Y TORO SALES

Santiago, July 9, 2009: Viña Concha y Toro S.A informed today preliminary sales for the second quarter 2009. Consolidated sales totaled Ch$94,645 million, showing a 19.6% increase as compared to the same quarter last year.

For the quarter, all company business areas registered positive growth. Sales in export markets increased 19.3%; sales in the domestic market grew 4.5% and the Argentine subsidiary grew 9.3%. Domestic market other product sales increased 377.8%, following the distribution agreement of the Diageo liquors since May 2009.

Sales (million Chilean pesos)	2Q2009	2Q2008	% change	Ac. June 2009	Ac. June 2008	% change

Total Sales	94.645	79.165	19,6%	163.101	136.456	19,5%

Export markets	68.327	57.272	19,3%	117.930	100.870	16,9%
Domestic market - wine	13.302	12.725	4,5%	23.374	22.371	4,5%
Domestic market - other products	4.391	919	377,8%	5.488	1.758	212,1%
Argentine subsidiary	6.115	5.596	9,3%	11.422	9.971	14,6%
Other (1)	2.510	2.653	-5,4%	4.886	1.486	228,7%

Volumes	2Q2009	2Q2008	% change	Ac. June 2009	Ac. June 2008	% change

(thousand liters)
Export markets	43.471	38.919	11,7%	74.997	68.080	10,2%
Domestic market - wine	18.958	18.010	5,3%	33.083	32.008	3,4%
Argentine subsidiary	5.261	5.603	-6,1%	9.568	10.321	-7,3%

     (1) includes sales of bulk wine.